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                     December 15, 2020

       Mark Stone
       Chief Executive Officer
       Gores Holdings IV, Inc.
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Gores Holdings IV,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 2,
2020
                                                            File No. 001-39189

       Dear Mr. Stone:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance